UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER

SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-36621

FOAMIX PHARMACEUTICALS LTD.

(Exact name of registrant as specified in its charter)

2 Holzman Street

Weizmann Science Park

Rehovot 7670402, Israel

Tel: + 972-8-9316233

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares, par value NIS 0.16 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 15

Pursuant to the requirements of the Securities Exchange Act of 1934, Foamix Pharmaceuticals Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

FOAMIX PHARMACEUTICALS LTD.

Date: March 19, 2020	By:	/s/ Mutya Harsch
	Name:	Mutya Harsch
	Title:	Chief Legal Officer